UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Telefônica” or "Company") announces that will begin studies on a possible merger of its wholly-owned subsidiary, Telefônica Data S.A. ("TDATA"). In case of implementation, we hereby inform that the merger operation of the aforementioned subsidiary by the Company ("Merger"), under study, should not affect the Company's shareholding structure nor should it result in a capital increase or issuance of new shares, given that the subsidiary's equity is already reflected in the Company’s equity.

TDATA is the controlling shareholder of Terra Networks Brasil S.A. ("TERRA") and Telefônica Transporte Logística Ltda. ("TGLOG"). The structure of the companies involved is:

The studies regarding the possible Merger will consider the necessary simplification of the corporate structure and the concentration of service provision in the Company, as part of an ongoing process of simplification and promotion of a convergent environment in the Company's relationship with its customers.

As soon as the studies are completed, they will be presented to the Board of Directors and, in the event of a decision regarding the execution of the transaction, a Material Fact will be disclosed containing the details regarding the terms and conditions of the operation (pursuant to CVM Instruction 565/15), as well as convening the Company’s extraordinary shareholders' meeting to resolve on the Merger.

São Paulo, September 10, 2018.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687  | Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 10, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director